Filed by ONEOK, Inc.
(Commission File No. 001-13643)
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: ONEOK Partners, L.P.
(Commission File No.: 1-12202)

This filing relates to the proposed business combination of ONEOK, Inc. (“OKE”) and ONEOK Partners, L.P. (“OKS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2017 (the “Merger Agreement”), by and among OKE, New Holdings Subsidiary, LLC, OKS, and ONEOK Partners GP, L.L.C. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OKS on February 1, 2017, and is incorporated by reference into this filing.



ONEOK ACQUISITION OF ONEOK PARTNERS TRANSACTION SUMMARY; FOURTH-QUARTER AND FULL-YEAR 2016 UPDATE

Feb. 27, 2017

ONEOK | ONEOK PARTNERS

FORWARD-LOOKING STATEMENTS

This presentation contains certain "forward-looking statements" within the meaning of federal securities laws and covered by the safe harbor protections. Words such as "anticipates", "believes," "expects", "intends", "plans", "projects", "will", "would", "should", "may", and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect ONEOK's (OKE) and ONEOK Partners' (OKS) current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving OKE and OKS, including future financial and operating results, OKE's and OKS's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following:

- the ability to obtain the requisite OKE stockholder and OKS unitholder approvals relating to the proposed transaction;
- the risk that OKE or OKS may be unable to obtain governmental and regulatory approvals required for the proposed transaction, if any, or required governmental and regulatory approvals, if any, may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;
- the risk that a condition to closing of the proposed transaction may not be satisfied;
- the timing to consummate the proposed transaction;
- the risk that cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;
- disruption from the transaction may make it more difficult to maintain relationships with customers, employees or suppliers;
- the possible diversion of management time on merger-related issues;
- the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction;
- the effects of weather and other natural phenomena, including climate change, on our operations, demand for our services and energy prices;
- competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel;
- the capital intensive nature of our businesses;
- the profitability of assets or businesses acquired or constructed by us;
- our ability to make cost-saving changes in operations;
- risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties;
- the uncertainty of estimates, including accruals and costs of environmental remediation;
- the timing and extent of changes in energy commodity prices;
- the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs;
- the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers' desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities;
- difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines;
- changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change;
- conflicts of interest between OKE and OKS;
- the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension and postretirement expense and funding resulting from changes in stock and bond market returns;
- our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences;
- actions by rating agencies concerning the credit ratings of OKE and OKS;
- the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC);
- our ability to access capital at competitive rates or on terms acceptable to us;
- risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection;
- the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant;
- the ability to market pipeline capacity on favorable terms, including the effects of:
  - future demand for and prices of natural gas, NGLs and crude oil;
  - competitive conditions in the overall energy market;
  - availability of supplies of Canadian and United States natural gas and crude oil; and
  - availability of additional storage capacity;
- performance of contractual obligations by our customers, service providers, contractors and shippers;
- the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances;
- our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems;

ONEOK | ONEOK PARTNERS

FORWARD-LOOKING STATEMENTS (CONT'D)

- the mechanical integrity of facilities operated;
- demand for our services in the proximity of our facilities;
- our ability to control operating costs;
- acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers' or shippers' facilities;
- economic climate and growth in the geographic areas in which we do business;
- the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets;
- the impact of recently issued and future accounting updates and other changes in accounting policies;
- the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere;
- the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks;
- risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions;
- the impact of uncontracted capacity in our assets being greater or less than expected;
- the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates;
- the composition and quality of the natural gas and NGLs we gather and process in our plants and transport on our pipelines;
- the efficiency of our plants in processing natural gas and extracting and fractionating NGLs;
- the impact of potential impairment charges;
- the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting;
- our ability to control construction costs and completion schedules of our pipelines and other projects; and
- the ability of management to execute its plans to meet its goals and other risks inherent in our businesses that are discussed in OKE's and OKS's most recent annual reports on Form 10-K, respectively, and in other OKE and OKS reports on file with the Securities and Exchange Commission (the "SEC").

These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither OKE nor OKS undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of OKE and OKS on file with the SEC. OKE's and OKS's SEC filings are available publicly on the SEC's website at www.sec.gov.

This presentation also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating our overall financial performance. These non-GAAP measures are broadly used to value and compare companies in our industry. Please also see OKE's website at http://www.oneok.com under "Investors" for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. Please also see OKS's website at http://www.oneokpartners.com under "Investors" for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.

Additional Information And Where To Find It: This communication is not a solicitation of any vote, approval, or proxy from any OKE stockholder or OKS unitholder. In connection with the proposed transaction, OKE will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, which will include a prospectus of OKE and a joint proxy statement of OKE and OKS. Each of OKE and OKS may also file other documents with the SEC regarding the proposed transaction. OKE and OKS will each mail the joint proxy statement/prospectus to their respective stockholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which OKE or OKS may file with the SEC in connection with the proposed transaction. OKE and OKS urge investors and their respective stockholders and unitholders to read the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from OKE's website (www.oneok.com) under the tab "Investors" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from OKS's website (www.oneokpartners.com) under the tab "Investors" and then under the heading "SEC Filings."

Participants In The Solicitation: OKE, OKS and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from OKE stockholders and OKS unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of OKE stockholders and OKS unitholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about OKE's executive officers and directors in its definitive proxy statement filed with the SEC on April 5, 2016. You can find information about OKS's executive officers and directors in its annual report on Form 10-K filed with the SEC on February 23, 2016. Additional information about OKE's executive officers and directors and OKS's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from OKE and OKS using the contact information above.

This presentation contains factual business information or forward-looking information and is neither an offer to sell nor a solicitation of an offer to buy any securities of ONEOK or ONEOK Partners.

All references in this presentation to financial and volume guidance are based on news releases issued on Feb 1, 2017, and Feb. 27, 2017, and are not being updated or affirmed by this presentation.

ONEOK | ONEOK PARTNERS



INDEX

TRANSACTION SUMMARY

CREATES $30 BILLION ENTERPRISE VALUE COMPANY; LOWERS COST OF FUNDING

- On Feb. 1, 2017, ONEOK and ONEOK Partners announced a definitive agreement under which ONEOK will acquire all of the outstanding common units of ONEOK Partners it does not already own for $9.3 billion in ONEOK common stock
  - Each common unit of ONEOK Partners will be converted into 0.985 shares of ONEOK common stock
  - The transaction represents a 22.4 percent premium to the ONEOK Partners closing price on Jan. 27, 2017
- The combined company is expected to receive investment-grade credit ratings
  - ONEOK expects no cash income taxes through at least 2021
  - ONEOK Partners' incentive distribution rights will effectively be eliminated
  - ONEOK and ONEOK Partners expect to cross guarantee debt
  - The transaction should be taxable to ONEOK Partners unitholders*
- ONEOK's first dividend following the closing of the transaction is expected to increase 21 percent with subsequent annual dividend growth of 9 to 11 percent through 2021
- The transaction is expected to close in the second quarter 2017
  - Requires approvals from ONEOK Partners common unitholders and ONEOK shareholders

**Taxes paid will vary depending on specific unitholder attributes*

ONEOK | ONEOK PARTNERS

COMPELLING LONG-TERM VALUE FOR OKE SHAREHOLDERS & OKS UNITHOLDERS

Significant upfront dividend increase and higher dividend rate	• Expected dividend increase of 21 percent to $0.745, or $2.98 per share on an annualized basis, with expected subsequent dividend growth of 9 to 11 percent annually through 2021 • 22.4 percent premium for ONEOK Partners unitholders per closing price on Jan. 27, 2017 • Expected to be immediately accretive, and then double-digit accretive to distributable cash flow (DCF) in all years from 2018 through 2021
Improved cost of funding	• Elimination of incentive distribution rights (IDRs) significantly lowers cost of funding • Access to a more liquid equity market • Benefit from larger size of the combined entity
Investment-grade credit ratings*	• S&P – ONEOK on CreditWatch positive to BBB from BB+ • Moody's – ONEOK reviewed for upgrade to Baa3 from Ba1 • Annual dividend coverage target greater than 1.20 times • Ample cash flow to maintain deleveraging strategy
No cash income taxes	• $14 billion tax basis step-up that is expected to provide a cash income tax deferral • No cash income taxes expected through at least 2021 • Significantly increased cash flow

**Rating upgrades expected upon close of the transaction*

ONEOK | ONEOK PARTNERS

OKE 2017 FINANCIAL GUIDANCE SUMMARY

- Net income range*: $575 million – $755 million
- Adjusted EBITDA range: $1,870 million – $2,130 million
- Distributable Cash Flow: $1,245 million – $1,505 million
  - Target dividend coverage ratio of 1.20 times or greater
- Capital expenditures: $380 million - $480 million
- Maintenance capital expenditures: $140 million - $160 million



Dividends Paid Per Share Per Year
19% CAGR since 2013
$1.48
$2.13
$2.43
$2.46
$2.98
2013
2014
2015
2016
Annualized Dividend**

*Assumes ONEOK's acquisition of ONEOK Partners effective Jan. 1, 2017
**Expected first quarterly dividend following completion of OKE-OKS transaction, annualized

ONEOK

NATURAL GAS LIQUIDS

VOLUME UPDATE

- 2017 volume growth expected to be driven by the six new natural gas processing plants connected in 2016 and increased drilling in NGL-rich shale plays, particularly the STACK and SCOOP plays and the Permian Basin
- 2017 expected processing plant connections
  - Mid-Continent region (3), Permian Basin (2), Rocky Mountain region (1)
- Ethane recovery expected to average 35,000 – 55,000 bpd higher in 2017

Region/ Asset	Fourth Quarter 2016 – Average Gathered Volumes	Full Year 2016 – Average Gathered Volumes	Average Bundled Rate (per gallon)
Bakken NGL Pipeline	122,000 bpd	121,000 bpd	> 30 cents**
Mid-Continent	435,000 bpd	453,000* bpd	< 9 cents**
West Texas LPG system	187,000 bpd	196,000 bpd	< 3 cents***

**Includes spot volumes*
*** Includes transportation and fractionation*
**** Includes transportation*

Gathered Volume *(MBbl/d)*


105
533
155
769
175
770
120-140
800-900
2014
2015
2016
2017G
Gathered Volume
Ethane Opportunity

Fractionation Volume *(MBbl/d)*


105
522
155
552
175
586
120-140
575-635
2014
2015
2016
2017G
Fractionation
Ethane Opportunity

ONEOK

NATURAL GAS GATHERING AND PROCESSING

VOLUME UPDATE

Mid-Continent

- Increased producer activity expected in the STACK and SCOOP plays
- Approximately 100 MMcf/d of available processing capacity in the STACK and SCOOP areas
- 2017 volumes expected to be weighted toward second half of the year

Williston Basin

- 2017 volumes expected to benefit from increased well completion and rig activity, and a ramp up of projects completed in 2016
  - Approximately 400 well connects expected in 2017
- Approximately 200 MMcf/d available processing capacity
- Approximately 300 DUCs on ONEOK's acreage

Region	Fourth Quarter 2016 – Average Gathered Volumes	Full Year 2016 – Average Gathered Volumes	Fourth Quarter 2016 – Average Processed Volumes	Full Year 2016 – Average Processed Volumes
Rocky Mountain	755 MMcf/d	780 MMcf/d	752 MMcf/d	756 MMcf/d
Mid-Continent	767 MMcf/d	781 MMcf/d	652 MMcf/d	653 MMcf/d


Gathered Volumes (MMcf/d)
1,404
917
487
1,524
862
662
1,561
781
780
1,500 – 1,650
760-850
740-800
2014
2015
2016
2017G*


Processed Volumes (MMcf/d)
1,197
755
442
1,280
658
622
1,409
653
756
1,400 – 1,550
660–750
740–800
2014
2015
2016
2017G**
Rocky Mountain
Mid-Continent

ONEOK

*2017 guidance gathered volumes (BBtu/d):1,950-2,150
**2017 guidance processed volumes (BBtu/d):1,850-2,050

BUSINESS SEGMENT PERFORMANCE

Q4 2016 vs. Q3 2016 VARIANCES

- **Natural gas liquids earnings decreased**
  - **$16.8 million decrease** in optimization and marketing activities due primarily to narrower marketing product and location price differentials
  - **$11.1 million decrease** due to higher operating costs primarily from scheduled maintenance projects and higher employee-related costs
  - **$6.3 million decrease** in exchange services due primarily to lower volumes gathered in December 2016 due to severe weather and increased ethane rejection.
  - **$3.2 million increase** from higher transportation revenue on the North System* due to higher volumes
- **Natural gas gathering and processing earnings increased**
  - **$14.1 million increase** due primarily to restructured contracts resulting in higher average fee rates
  - **$8.0 million increase** due to contract settlements
  - **$2.0 million increase** due to higher realized product prices
  - **$2.0 million increase** due primarily to natural gas volume growth in the Mid-Continent, offset partially by the impact of severe weather in the Williston Basin in December 2016
  - **$7.8 million decrease** due to higher operating costs primarily from higher employee-related costs
- **Natural gas pipelines earnings increased**
  - **$6.3 million increase** due to higher transportation revenues due primarily to increased firm demand charge capacity contracted and rates
  - **$4.6 million increase** in equity in net earnings from investments due primarily to Northern Border Pipeline and Roadrunner
  - **$3.0 million increase** due to higher equity gas sales
  - **$2.3 million decrease** due to lower natural gas storage services as a result of decreased sales of excess natural gas in storage partially offset by increased storage revenues primarily due to increased rates; and
  - **$2.1 million decrease** due to higher operating costs primarily from higher employee-related costs

**The North System is a FERC-regulated NGL pipeline that transports NGL purity products and various refined products throughout the Midwest markets, particularly near Chicago, Illinois*

ONEOK PARTNERS

NON-GAAP RECONCILIATIONS

ONEOK, Inc.

ONEOK has disclosed in this presentation expected 2017 adjusted EBITDA and distributable cash flow (DCF), which are non-GAAP financial metrics, used to measure ONEOK's financial performance, and are defined as follows:

Adjusted EBITDA is defined as net income adjusted for interest expense, depreciation and amortization, income taxes, non-cash share-based compensation and allowance for equity funds used during construction and certain other items; and

Distributable cash flow is defined as adjusted EBITDA, computed as described above, less interest expense, maintenance capital expenditures and equity earnings from investments, excluding noncash impairment charges, adjusted for cash distributions received from unconsolidated affiliates and certain other items.

These non-GAAP financial measures described above are useful to investors because they are used by many companies in the industry as a measurement of financial performance and are commonly employed by financial analysts and others to evaluate our financial performance and to compare our financial performance with the performance of other companies within our industry. Adjusted EBITDA and DCF and should not be considered in isolation or as a substitute for net income or any other measure of financial performance presented in accordance with GAAP.

These non-GAAP financial measures exclude some, but not all, items that affect net income. Additionally, these calculations may not be comparable with similarly titled measures of other companies. Furthermore, these non-GAAP measures should not be viewed as indicative of the actual amount of cash that is available for dividends or that is planned to be distributed in a given period.

OKE NON-GAAP RECONCILIATION

NET INCOME TO ADJUSTED EBITDA AND DCF

	2017 Guidance Range (Millions of dollars)		
Reconciliation of Net Income to Adjusted EBITDA and Distributable Cash Flow *Excludes one-time transaction fees associated with the acquisition of ONEOK Partners*			
Net Income(a)	$ 575	-	$ 755
Interest expense, net of capitalized interest	515	-	485
Depreciation and amortization	405	-	415
Income tax expense (a)	330	-	440
Non-cash share-based compensation expense	40	-	30
Allowance for equity funds used during construction and other	5	-	5
Adjusted EBITDA	1,870	-	2,130
Interest expense, net of capitalized interest	(515)	-	(485)
Maintenance Capital	(140)	-	(160)
Equity in net earnings from investments	(150)	-	(170)
Distributions received from unconsolidated affiliates	190	-	210
Other	(10)	-	(20)
Distributable cash flow	$ 1,245	-	$ 1,505

(a) Assumes ONEOK's acquisition of ONEOK Partners effective Jan. 1, 2017

ONEOK

OKE NON-GAAP RECONCILIATION

ADJUSTED EBITDA TO NET INCOME

	2017 Guidance Range (Millions of dollars)				
Reconciliation of Adjusted EBITDA to Net Income					
Excludes one-time transaction fees associated with the acquisition of ONEOK Partners					
Segment Adjusted EBITDA:					
Natural Gas Liquids	$	1,110	-	$	1,310
Natural Gas Gathering and Processing		445	-		485
Natural Gas Pipelines		320	-		340
Other ONEOK corporate costs		(5)	-		(5)
Total		1,870	-		2,130
Non-cash share-based compensation expense		(40)	-		(30)
Depreciation and amortization		(405)	-		(415)
Interest expense, net of capitalized interest		(515)	-		(485)
Allowance for equity funds used during construction and other		(5)	-		(5)
Income tax expense (a)		(330)	-		(440)
Net income (a)	$	575	-	$	755

(a) Assumes ONEOK's acquisition of ONEOK Partners effective Jan. 1, 2017

ONEOK

